15027922

TEDSTATES
XCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 9/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterne Agee Clearing, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Creek Parkway, Suite 700
(No. and Street)

Birmingham	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Wagstaff — (205) 380-1716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Damon B. Joyner and C. Fred Wagstaff, III, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterne Agee Clearing, Inc., as of September 30, 2015, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO, Sterne Agee Clearing, Inc.

Title

Signature

Treasurer and CFO, Sterne Agee Clearing, Inc.

Title

Notary Public comm exp 9/8/18

This report **contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

STERNE AGEE CLEARING, INC.

(A Wholly Owned Subsidiary of Sterne Agee, LLC, a Stifel Financial Corp. Company)

Statement of Financial Condition

September 30, 2015

(With Report of Independent Registered Public Accounting Firm)

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Sterne Agee Clearing, Inc.

We have audited the accompanying statement of financial condition of Sterne Agee Clearing, Inc. (a Delaware corporation) as of September 30, 2015, and the related notes to the financial statements. The financial statement is the responsibility of Sterne Agee Clearing, Inc.'s management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sterne Agee Clearing, Inc. as of September 30, 2015 in accordance with accounting principles generally accepted in the United States of America.

Warren Averett, LLC

Birmingham, Alabama
November 23, 2015

STERNE AGEE CLEARING, INC.
(A Wholly Owned Subsidiary of Sterne Agee, LLC, a Stifel Financial Corp. Company)

Statement of Financial Condition

September 30, 2015

Assets		
Cash and cash equivalents	$	413,019
Due from Parent		1,727,205
Due from affiliates		102,584
Furniture and equipment (less accumulated depreciation and amortization of $278,383)		2,437
Other assets		89,165
Total assets	$	2,334,410
Liabilities and Stockholder's Equity		
Other liabilities	$	180,287
Total liabilities		180,287
Stockholder's equity:		
Common stock, $0.01 par value. 60,000 shares authorized, 2,500 shares issued and outstanding		25
Additional paid-in capital		867,410
Retained earnings		1,286,688
Total stockholder's equity		2,154,123
Total liabilities and stockholder's equity	$	2,334,410

See accompanying notes to statement of financial condition.